UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

SIGNATURE
EXHIBIT INDEX
EX-99.1 Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan.

Other Events

In July 2021, WNS (Holdings) Limited’s Board of Directors and Compensation Committee approved and adopted the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (the “Plan”) to remove the provisions for grant of reload options under the Plan. A copy of the Plan is attached hereto as Exhibit 99.1.

Exhibit

99.1	Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2021

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

99.1	Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan.